CATHAY PACIFIC

**Cathay Pacific Airways Limited**
*Company Secretary's Department*
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
*www.cathaypacific.com*

RECEIVED
2005 JAN 11 A 10: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/CPA6/5(e)

3rd January 2005

**By Registered Airmail**

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

05005100

SUPPL

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to inform you the following re-designation within the Board of Directors of Cathay Pacific Airways Limited (the "Company") with effect from 1st January 2005:

(1) Mr. David Muir TURNBULL replaced Mr. James Wyndham John HUGHES-HALLETT as Chairman;
(2) Mr. CHEN Nan Lok Philip replaced Mr. David Muir TURNBULL as Chief Executive; and
(3) Mr. Antony Nigel TYLER replaced Mr. CHEN Nan Lok Philip as Chief Operating Officer.

All of Messrs. Hughes-Hallett, Turnbull, Chen and Tyler will remain as Directors of the Company following the above re-designation.

We also enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

dlw 1/12

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

David Fu
Deputy Company Secretary

DF/df
Encl.
c.c.: Mr. D. Andres Estay, Asst. Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Asst. Vice President, The Bank of New York, H.K. (w/e, by hand)

*P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc*

# CATHAY PACIFIC AIRWAYS LIMITED

*(Incorporated in Hong Kong with limited liability)*
*(Stock Code: 0293)*

## Senior Appointments

Cathay Pacific Airways Limited ("the Company") is pleased to announce the following changes of responsibilities within the Board of Directors of the Company ("the Board") with effect from 1st January 2005:

(1) James Wyndham John HUGHES-HALLETT has taken up a new role in London as Chairman of John Swire & Sons Limited ("Swire") and has stepped down as Chairman of the Board of the Company, but remains a non-executive director;

(2) David Muir TURNBULL has been elected Chairman of the Board to succeed Mr. Hughes-Hallett;

(3) CHEN Nan Lok Philip has been appointed Chief Executive to succeed Mr. Turnbull; and

(4) Antony Nigel TYLER has been appointed Chief Operating Officer to succeed Mr. Chen.

(Messrs. Turnbull, Chen and Tyler are hereafter referred to collectively as "the Appointees".)

Mr. Turnbull, aged 49, joined the Swire group in 1976 and has worked with the group in Australia, Dubai, Malaysia, Indonesia, the Philippines, and Hong Kong. He has been a director of the Company since 1994 and was appointed Managing Director in 1996 and Deputy Chairman and Chief Executive in 1998. He is also Chairman of Swire Pacific Limited ("Swire Pacific"), Hong Kong Aircraft Engineering Company Limited ("HAECO") and John Swire & Sons (H.K.) Limited ("JSSHK"), a director of Swire Properties Limited and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited. He has an honours degree in Economics.

Mr. Chen, aged 49, joined the Swire group in 1977 and has worked with the group in Hong Kong, Mainland China and the Asia Pacific region. He has been a director of the Company since 1997 and was appointed Chief Operating Officer in 1998. He served as Chief Executive of Hong Kong Dragon Airlines Limited from 1994 to 1997. He has an honours degree in Political Science and History.

Mr. Tyler, aged 49, joined the Swire group in 1977 and has worked with the group in Hong Kong, Australia, the Philippines, Canada, Japan, Italy and the United Kingdom. He has served as Director Corporate Development of the Company since 1996. He is also a director of HAECO and Hong Kong Dragon Airlines Limited, and Chairman of AHK Air Hong Kong Limited. He has an honours degree in Jurisprudence.

The Appointees do not have service contracts with the Company, but are being seconded to the Company by the Swire group under the agreement for services referred to in the Company's announcement dated 1st December 2004. The articles of association of the Company provide for all directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, all the Appointees will hold office as directors until the annual general meeting to be held in 2006 and will then be eligible for re-election.

As stated above, Mr. Turnbull is Chairman of Swire Pacific and JSSHK. In addition, he has a personal beneficial interest in 1,266 'A' shares of Swire Pacific and Mr. Chen is beneficially interested in 2,000 'A' shares and 75,142 'B' shares of that company, some of which are held by his wife. Furthermore, all the Appointees are directors of JSSHK. JSSHK is a wholly-owned subsidiary of Swire and Swire in turn is the holding company of Swire Pacific which is a controlling shareholder of the Company. Apart from this and except for being employees of the Swire group, none of the Appointees has any relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

Mr. Chen has a personal interest in 9,000 shares of the Company and Mr. Tyler 5,000 shares. Apart from this, none of the Appointees has any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

The remuneration of senior managers employed by the Swire group is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. The emoluments of the Appointees are determined in accordance with this policy.

The annual salary together with various allowances of Mr. Turnbull amounts to HK$6,755,000, Mr. Chen HK$5,850,000 and Mr. Tyler HK$3,275,000. They are eligible to receive performance related discretionary bonuses and are also entitled to other benefits in kind and to participate in provident funds. Messrs. Turnbull and Tyler are provided with housing.

As at the date of this announcement, the directors of Cathay Pacific are:
Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler.
Non-Executive Directors: James Hughes-Hallett, Martin Cubbon, Henry Fan, Vernon Moore, Sir Adrian Swire, David Turnbull, Raymond Yuen, Carl Yung and Zhang Xianlin.
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

**Cathay Pacific Airways Limited**
**Margaret Yu**
*Company Secretary*
*Hong Kong, 1st January 2005*

SWIRE

CATHAY PACIFIC